07026640

Cementos Lima S.A.

FILE NO.
82-3911

VAL-094-07

SUPPL

September 4, 2007

Messrs.
U.S. Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Washington, D.C. 20549
U. S. A.

Attention: Mailstop: Room 3628
Rule 12g3-2(b) Exemptions

Re.: Information furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Dear Sirs,

We refer to the Rule Amendment approved by you in June 2007 permitting a non-U.S. company that currently maintains a Rule 12g3-2(b) exemption from reporting obligations under U.S. Securities Exchange Act of 1934, upon application to the SEC, to publish in English its required home-country documents on its website.

According to the above, we applicate for amendment to the existing Rule 12g3-2(b) exemption for purposes of future electronic publication of the required disclosure documents; therefore, we provide you our website address:

www.cementoslima.com.pe

PROCESSED
SEP 2 1 2007
THOMSON
FINANCIAL

Very truly yours,

Irma Mavila
Head of the Securities Department

c.c.: The Bank of New York

FILE: SEC

BEST AVAILABLE COPY

AV. CARLOS VILLARAN 508, OF. 301, SANTA CATALINA, LA VICTORIA - LIMA 13 - CASILLA 1889 - LIMA 100 - PERU
TELEFONO 265-9045 - FAX 470-8946
REG. MERC. - ASIENTO 1 FS. 397 TOMO 293

END